Exhibit (a)(5)(C)

NEWS RELEASE

TOSHIBA MEDICAL SYSTEMS CORPORATION COMMENCES CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF VITAL IMAGES, INC.

New York, New York, May 11, 2011 and Tokyo, Japan, May 11, 2011 — Toshiba Medical Systems Corporation (“TMSC”) today announced that TMSC and its wholly-owned subsidiary, Magenta Corporation (“Merger Sub”), will commence today a cash tender offer for all of the outstanding shares of common stock of Vital Images, Inc. (Nasdaq: VTAL) (“Vital Images”) at a price of $18.75 per share.  The tender offer is being made pursuant to an Offer to Purchase dated May 11, 2011 and in connection with an Agreement and Plan of Merger dated April 27, 2011 among TMSC, Merger Sub and Vital Images (the “Merger Agreement”), announced on April 27, 2011.

The board of directors of Vital Images has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Vital Images and its shareholders and (ii) approved and declared advisable the Merger Agreement, including the plan of merger set forth therein, and the transactions contemplated thereby, including the tender offer and the merger.  The Board of Directors of Vital Images recommends that the shareholders of Vital Images accept the offer and tender their shares to Merger Sub pursuant to the offer and, to the extent required to consummate the merger, approve the merger and adopt the plan of merger set forth in the Merger Agreement.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 8, 2011, unless the tender offer is extended.

There is no financing condition to the tender offer.  The closing of the tender offer is conditioned on the tender of at least a majority of the outstanding shares of Vital Images’ common stock on a fully diluted basis, required regulatory approvals, including those of the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other closing conditions set forth in the tender offer documents.  Following completion of the tender offer and, if required, receipt of shareholder approval, Merger Sub will merge with and into Vital Images and remaining Vital Images shareholders will receive the same cash price per share as paid in the tender offer.  As a result of the merger, Vital Images will be the surviving corporation and a wholly-owned subsidiary of TMSC.

About Toshiba Medical Systems Corporation

TMSC is a leading worldwide provider of medical diagnostic imaging systems and comprehensive medical solutions, such as CT, X-ray and vascular, ultrasound, nuclear medicine, and MRI systems, as well as information systems for medical institutions. TMSC has been providing medical products for over 80 years.  In October 2003, TMSC, which prior to that time had been operating as the Medical Systems Division of Toshiba Corporation (“Toshiba”), was established as a stand-alone member of the Toshiba group.  TMSC is a wholly-owned subsidiary of Toshiba.

Toshiba is a worldwide leader in technology, electronic and electrical products, digital consumer products, electronic devices and components, power systems, industrial and social infrastructure systems and home appliances. Toshiba was founded in 1875, and today operates a global network of more than 742 companies, with 204,000 employees worldwide and annual sales surpassing US$68 billion.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Vital Images’ common stock are being made pursuant to the Offer to Purchase, a related Letter of Transmittal and other tender offer documents that have been filed by Merger Sub, TMSC and Toshiba with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2011, on a Tender Offer Statement on Schedule TO.  In addition, on May 11, 2011, Vital Images has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Shareholders of Vital Images are strongly advised to read these documents carefully because they contain important information that shareholders should consider before making any decision with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, together with the Solicitation/Recommendation Statement, will be mailed to all shareholders of Vital Images.  These materials will be available to all shareholders of Vital Images at no expense to them on the SEC’s website at www.sec.gov.  In addition, free copies of these materials may be obtained from the information agent for the tender offer, MacKenzie Partners, Inc., by calling toll-free at (800) 322-2885 or collect at (212) 929-5500, or by emailing tenderoffer@mackenziepartners.com.

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties.  Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Vital Images’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived.  The forward-looking statements made in this release are made only as of the date of this release, and TMSC undertakes no obligation to update them to reflect subsequent events or circumstances.

CONTACTS:

At TMSC:
Charlene DeBar
Phone: +1-714-669-7811
E-mail: cdebar@tams.com

Hiroyuki Tachikawa
Phone: +81-###-##-####
E-mail: hiroyuki.tachikawa@toshiba.co.jp

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